UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13G
Under the Securities Exchange Act of 1934

Mechanical Technology, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

583538202
(CUSIP Number)

July 8, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

__ Rule 13d-1(b)

 x  Rule 13d-1(c)

__ Rule 13d-1(d)

CUSIP No.: 583538202

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Peng K Lim

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3. SEC Use Only

4. Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each reporting Person With:

5. Sole Voting Power

419,613

6. Shared Voting Power

7. Sole Dispositive Power

419,613

8. Shared Dispositive Power

9. Aggregate Amount Beneficially Owned by Each Reporting Person

419,613

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)

100%

12. Type of Reporting Person (See Instructions)

IN

Item 1.

(a) The Name of the Issuer is:
Mechanical Technology Inc.

(b) The Address of the Issuer‘s Principal Executive Office is:

325 WASHINGTON AVENUE EXTENSION
ALBANY, NEW YORK 12205

Item 2.

(a)The name of the Person Filing is:
Peng K. Lim

(b) The address of principal place of business and principal office is:
P.O. Box 16005, Albany, NY 12212

(c) Citizenship:
USA

(d) Title of Class of Securities:
Common

(e) CUSIP Number:

Item 3.

If this statement is filed pursuant to § § 240.13d – 1 ( b ) or 240.13d – 2 ( b ) or ( c ), check whether the person filing is a:
(a) ___ Broker or dealer registered under section 15 of the Act ( 15 U.S.C. 78o ).

(b) ___ Bank as defined in section 3 (a) (6) of the Act ( 15 U.S.C. 78c ).

(c) ___ Insurance company as defined in section 3 ( a ) (6) of the Act ( 15 U.S.C. 78c ).

(d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 ( 15 U.S.C. 80 – a ).

(e) ___ An investment adviser in accordance with § 240.13d– 1 ( b ) (1) ( ii ) ( E ).

(f) ___ An employee benefit plan or endowment fund in accordance with § 240.13d– 1 ( b ) (1) ( ii ) ( F ).

(g) ___ A parent holding company or control person in accordance with § 240.13d– 1 ( b ) (1) ( ii ) ( G ).

(h) ___ A savings association as defined in Section 3 ( b ) of the Federal Deposit Insurance Act ( 12 U.S. C. 1813 ).

(i) ___ A church plan that is excluded from the defininition of an investment company under section 3 ( c ) (14) of the Investment Company Act of 1940 ( 15 U.S. C. 80a – 3 ).

(j) ___ Group, in accordance with § 240.13 – 1 ( b ) (1) ( ii ) ( J ).

Item 4.

Ownership

(a) Amount beneficially owned:

419,613

(b) Percent of class:

7.9%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 419,613

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of: 419,613

(iv) Shared power to dispose or to direct the disposition of:

Item 5. Ownership of Five Percent of Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [  ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

None

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being Reported on by the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

	By:	/s/ Peng K. Lim
	Name:	Peng K. Lim
	Title:	CEO, Amplim LLC
Date: March 18, 2014